

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

September 30, 2015

Scott C. Larsen
President
Park Place Energy, Inc.
2200 Ross Avenue, Suite 4500E
Dallas, TX 75201

> **Re:** **Park Place Energy Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed September 18, 2015**
> **File No. 333-205771**

Dear Mr. Larsen:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 11, 2015 letter.

<u>Exhibit 8.1</u>

1. We note your response to our prior comment 3 and reissue in part. Please file a revised opinion of counsel in which counsel expressly opines upon each of the material federal tax consequences you list on page 45 of your registration statement. For example, we note that counsel has not provided its opinion as to whether each holder that exchanges PPEC common stock for your common stock will recognize gain or loss upon receipt of your common stock. Additionally, it is unclear whether the bulleted items on page 45 are counsel's legal conclusions. We note the

assumption on page 45 that the reincorporation constitutes a "reorganization." Please also clarify the disclosure on page 45 of the registration statement.

Please contact Parhaum J. Hamidi, Attorney-Adviser, at (202) 551-3421 or, in his absence, Loan Lauren P. Nguyen, Legal Branch Chief, at (202) 551-3642 with any questions.

Sincerely,

/s/ Loan Lauren P. Nguyen *for*

H. Roger Schwall
Assistant Director
Office of Natural Resources